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                                                                 Exhibit (e)(11)


FOR IMMEDIATE RELEASE

                               CONTACT: Richard F. Bader, Chairman and Chief Executive Officer (650)349-0800


           Raytel Medical Corporation Reports the Filing of a Lawsuit


SAN MATEO, CA/ February 28, 2002 - Raytel Medical Corporation (NASDAQ: RTEL) announced that Raytel, members of its board of directors and other individuals have been named as defendants in a purported class action lawsuit opposing the proposed merger transaction between Raytel and SHL Telemedicine Ltd. (SWX: SHLTN or "SHL"). SHL is not named as a defendant in the complaint.

On February 8, 2002, Raytel announced the signing of a definitive merger agreement pursuant to which SHL, a developer and marketer of telemedicine devices and provider of telemedicine services, will acquire Raytel through a tender offer by an SHL subsidiary for all of Raytel's outstanding shares at a price of $10.25 per share in cash, for a total of approximately $31.1 million. Following the completion of the tender offer, the SHL subsidiary will be merged into Raytel in a transaction in which any Raytel shares not tendered will be converted into the right to receive the same per share cash price paid in the tender offer.

On February 25, 2002, a Raytel director received a copy of a complaint that had been filed by an alleged stockholder of Raytel in the San Mateo County, California Superior Court on February 13, 2002. The plaintiff generally alleges that the individual defendants breached their fiduciary duties of loyalty, good faith and independence in connection with the proposed merger transaction by engaging in self-dealing. Raytel believes that the complaint lacks merit and intends to vigorously defend the lawsuit. The filing of the lawsuit has not caused the Special Committee of its Board of Directors or the Board of Directors to change their respective recommendations in favor of the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. On February 22, 2002, SHL commenced the tender offer and filed a Tender Offer Statement with the U.S. Securities and Exchange Commission. Also on February 22, 2002, Raytel filed a Schedule 14D-9, Solicitation/Recommendation Statement with respect to the offer, recommending the offer and stating the reasons for such recommendation. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the offer. A copy of the complaint has been filed as an exhibit to the Schedule 14D-9. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement have been made available to all stockholders of Raytel. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the Solicitation/Recommendation Statement is also available for free at the commission's website at www.sec.gov.
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ABOUT RAYTEL

Raytel (www.raytel.com), headquartered in San Mateo, Calif., is a leading provider of services and efficient dissemination of technical information to physicians and patients utilizing telephone technology and the delivery of diagnostic information over secure Internet links, as well as ambulatory diagnostic imaging facilities for general as well as cardiac imaging.

Annually, Raytel provides cardiac testing and pacemaker monitoring services to over 175,000 patients who are referred by approximately 10,000 physicians. Using Raytel's Patient Management Database, these physicians access their patient test results. Raytel has a database of more than 500 different pacemaker models, which it relies upon in the preparation of this information. Raytel's imaging operations include MRI, CT, Cardiac Catheterization, Nuclear Cameras and other radiological exams provided in convenient, state-of-the-art facilities. The imaging operations also include a network with over 550 multi-modality diagnostic imaging facilities located throughout the East Coast. The network provides services to over 600,000 beneficiaries participating in occupational injury and management programs and group health plans.